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                                August ___, 1996


Hologic, Inc.
590 Lincoln Street
Waltham, MA 01772

Attention:  Board of Directors

Gentlemen:

          We have been requested to render this opinion concerning certain matters of federal income tax law in connection with the proposed merger of Fenway Acquisition Corp., a newly-formed corporation, organized and existing under the laws of the State of Delaware ("Merger Sub") which is a wholly-owned subsidiary of Hologic, Inc., organized and existing under the laws of the State of Delaware ("Parent"), with and into FluoroScan Imaging Systems, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company") with the Company surviving the merger and becoming a wholly-owned subsidiary of Parent, pursuant to the applicable corporate laws of the State of Delaware (the "Merger"), and in accordance with that certain Agreement and Plan of Merger between and among the Company, Parent and Merger Sub (the "Agreement") and related Articles of Merger (together with the Agreement, the "Merger Agreements"). Our opinion is being delivered to you pursuant to Section 5.2(j) of the Agreement.

          Except as otherwise provided, capitalized terms referred to herein have the meanings set forth in the Merger Agreements. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

          We have acted as legal counsel to Parent in connection with the Merger. As such, and for the purpose of rendering this opinion, we have examined (or will examine on or prior to the Effective Time of the Merger) and are relying (or will rely) upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto):

     1.   The Merger Agreements;

     2.   That certain Representation Letter dated August   , 1996 addressed to
          us from Parent and Merger Sub;

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     3.   That certain Representation Letter dated August   , 1996 addressed to
          us from the Company;

     4.   The Company Affiliate Certificates;

     5.   The Registration Statement; and

     6. Such other instruments and documents related to the formation, organization and operation of the Company, Parent and Merger Sub or the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate.

     In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that:

     1. Original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;

     2. Any representation or statement referred to above made "to the knowledge of" or otherwise similarly qualified is correct without such qualification;

     3. The Merger will be consummated pursuant to the Merger Agreements and will be effective under the applicable state law;

     4. The fair market value of the Parent Common Stock and other consideration received by each Company Stockholder will be approximately equal to the fair market value of the Company Shares surrendered in the exchange;

     5. There is no plan or intention by the Company Stockholders who own five percent or more of the Company Shares, and to the best knowledge of the management of Company, there is no plan or intention on the part of any of the Company Stockholders to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received that would reduce the Company Stockholders' ownership of Parent stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding Company Shares as of the Effective Time. Any Company Shares and shares of Parent Common Stock held by Company Stockholders and

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          otherwise sold, redeemed, or disposed of prior or subsequent to the transaction are taken into account in making this representation;

     6. Following the Merger, the Company will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets and at least 90% of the fair market value of Merger Sub's net assets and at least 70% of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by the Company or Merger Sub to Company Stockholders who receive cash or other property, amounts used by the Company or Merger Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company will be included as assets of the Company or Merger Sub, respectively, immediately prior to the Merger;

     7. Prior to the Merger, Parent will own all of the outstanding shares of capital stock of Merger Sub and, thus, will be in control of Merger Sub;

     8. The Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control of the Company within the meaning of (S)368(c) of the Code;

     9. Parent has no plan or intention to reacquire any of its capital stock issued in the Merger;

     10. Parent has no plan or intention to liquidate Company; to merge the Company with or into another corporation; to sell or otherwise dispose of the capital stock of the Company except for transfers of stock to corporations controlled by Parent; or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Company;

     11. Merger Sub will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities, in the Merger;

     12. Following the Merger, the Company will continue its historic business or use a significant portion of its historic business assets in a business;

     13. No outstanding indebtedness of the Company, Parent or Merger Sub has or will represent equity for tax purposes (including, without limitation, any loans from Parent to the Company); no outstanding equity of the Company, Parent or Merger Sub has represented or will

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          represent indebtedness for tax purposes; no outstanding security
          (other than the Options and the Unit Options), instrument, agreement or arrangement that provides for, contains, or represents either a right to acquire the Company stock or to share in the appreciation thereof constitutes or will constitute "stock" for purposes of Section 368(c) of the Code;

     14. Parent, Merger Sub, the Company and the Company Stockholders will pay their respective expenses, if any, incurred in connection with the Merger. To the extent any expenses relating to the Merger (or the "plan of reorganization" within the meaning of Treas. Reg. (S)1.368-1(c) with respect to the Merger) are funded directly or indirectly by a party other than the party incurring such expenses, such expenses will not be treated as shareholder expenses within the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187, including: legal and accounting expenses; appraisal fees; administrative costs of the Company directly related to the Merger such as those incurred for printing, clerical work, telephone and telegraph; security underwriting and registration fees and expenses; transfer taxes, and transfer agents' fees and expenses. The following expenses are not within the guidelines of Revenue Ruling 73-54: fees incurred for investment or estate planning advice; fees incurred by an individual shareholder or group of shareholders for legal, accounting or investment advice or counsel pertaining to participation in, or action with respect to, the Merger; payment or assumption of a state transfer tax where the obligation to pay such tax is solely that of a shareholder;

     16. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount;

     17. Except with respect to payments of cash in lieu of fractional shares of Parent Common Stock, 100% of the Company Shares outstanding immediately prior to the Merger (which does not include treasury shares) will be exchanged solely for Parent Common Stock. Thus, except as set forth in the preceding sentence, the Company intends that no consideration other than Parent Common Stock will be received (directly or indirectly, actually or constructively) for Company Shares. The total fair market value of all consideration other than Parent Common Stock received by the Company Stockholders in exchange for their Company Shares in the Merger (including, without limitation, cash paid to Company Stockholders in lieu of fractional shares of Parent Common Stock) will be less than 10% of the aggregate fair market value of the Company Shares outstanding immediately prior to the Merger;

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     18.  Immediately after the Merger, the Company will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of control of the Company, as defined in (S)368(c) of the Code;

     19. Neither Parent not any Parent affiliate owns, or has owned during the past five years, directly or indirectly, any Company Shares, or the right to acquire or vote any such stock.;

     20. None of Parent, the Company or Merger Sub is, or will be at the time of the Merger: (a) an "investment company" within the meaning of
          Section 368(a)(2)(F) of the Code; or (b) under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code; and

     21. On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

     Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion, for federal income tax purposes, that (1) the Merger will constitute a "reorganization" as defined in Section 368(a) of the Code, (2) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, and (3) no gain or loss will be recognized by a Parent, Merger Sub or the Company as a result of the Merger.

     In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

     1. This opinion represents and is based upon our best judgment regarding the application of existing federal income tax laws arising under the Code, judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and the Internal Revenue Service is not precluded from asserting a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws after the date of this opinion.

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     2.   Our opinion concerning certain of the federal tax consequences of the
          Merger is limited to specific federal tax consequences presented above. No opinion is expressed as to any transaction other than the Merger, including any transaction undertaken in connection with the Merger. In addition, this opinion does not address any other federal, estate, gift, state, local or foreign tax consequences that may result from the Merger. In particular, we express no opinion regarding:

          (a) whether and the extent to which any Company Stockholder who has provided or will provide services to the Company, Parent or Merger Sub will have compensation income under any provision of the Code;

          (b) the effects of such compensation income, including, but not limited to, the effect upon the basis and holding period of the Parent Common Stock received by any such stockholder in the Merger;

          (c) the effects of the Merger and Parent's assumption of outstanding Options and Unit Options to acquire Company Shares on the holders of such Options and Unit Options under any of the Company Stock Option Plans or otherwise;

          (d) the effects of the Merger on any pension or other employee benefit plan maintained by Parent or the Company;

          (e) the potential application of the "golden parachute" provisions of Sections 280G, 3121(v)(2) and 4999 of the Code, the alternative minimum tax provisions of Sections 55, 56 and 57 of the Code or the regulations promulgated thereunder;

          (f) the tax consequences of the Merger (including the opinion set forth above) as applied to any Company Stockholders and/or holders of Options or Unit Options for Company Shares, or that may be relevant to particular classes of Company Stockholders and/or holders of Options or Unit Options for Company Shares, including, without limitation, dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

     3. No opinion is expressed if all the transactions described in the Merger Agreements are not consummated in accordance with the terms of such Merger Agreements and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and

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          accurate at all relevant times.  In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

     4. If the facts vary from those relied upon (including if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. You should be aware that an opinion of counsel represents only counsel's best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or that a court considering the issues would not hold otherwise. No ruling has been or will be requested from the Internal Revenue Service concerning the federal income tax consequences of the Merger.

     5. This opinion is being delivered solely for the purpose of satisfying the condition set forth in Section 5.2(j) of the Agreement. This opinion may not be relied upon or utilized for any other purpose or by any other person or entity, and may not be made available to any other person or entity, without our prior written consent. We do, however, consent to the filing of this opinion as an exhibit to the Registration Statement.

                              Very truly yours,
                              BROWN, RUDNICK, FREED & GESMER, P.C.



                              By:
                                  -------------------------------
                                  Kenneth A. Glusman, A Member
                                  Duly Authorized

KAG/CAW

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